

11005292

PHARMA-BIO SERV, INC.

2010 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File No. 000-50956

PHARMA-BIO SERV, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**20-0653570** (IRS Employer Identification No.)
Pharma-Bio Serv Building, **#6 Road 696** **Dorado, Puerto Rico** (Address of Principal Executive Offices)	**00646** (Zip Code)

787-278-2709
(Registrant's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, par value $0.0001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The approximate aggregate market value of common stock held by non-affiliates of the registrant, based on the closing price for the registrant's common stock on April 30, 2010 (the last business day of the second quarter of the registrant's current fiscal year), was $3,140,152.10.

The number of shares of the registrant's common stock outstanding as of January 27, 2011 was 20,751,215.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relative to the 2011 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

PHARMA-BIO SERV, INC.
FORM 10-K
FOR THE YEAR ENDED OCTOBER 31, 2010

TABLE OF CONTENTS

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PART I

ITEM 1. BUSINESS.

GENERAL

Pharma-Bio Serv, Inc. is a Delaware corporation, organized in 2004 under the name Lawrence Consulting Group, Inc. In February 2006, our corporate name was changed to Pharma-Bio Serv, Inc.

On January 25, 2006, pursuant to an agreement and plan of merger among us, Plaza Acquisition Corp., Pharma-Bio Serv PR, Inc. (then known as Plaza Consulting Group, Inc. and referred to as "Pharma-PR"), and the then sole stockholder of Pharma-PR, Plaza Acquisition Corp. was merged into Pharma-PR, with the result that Pharma-PR became our wholly-owned subsidiary and our sole business became the business of Pharma-PR.

Pharma-PR business was established as a sole proprietorship in 1993 and incorporated in 1997 to offer compliance consulting services to the pharmaceutical industry. The business operations provide services to the pharmaceutical, biotechnology, medical device and chemical manufacturing companies principally in Puerto Rico, the United States and Europe.

Our executive offices are located at Pharma-Bio Serv Building, #6 Road 696, Dorado, Puerto Rico 00646. Our telephone number is (787) 278-2709.

Our website is www.pharmabioserv.com. Information on our website or any other website is not part of this Annual Report on Form 10-K.

References to "we," "us," "our" and similar words in this Annual Report on Form 10-K refer to Pharma-Bio Serv, Inc. and its subsidiaries.

OVERVIEW

We are a compliance and technology transfer services consulting firm with a laboratory testing facility with headquarters in Puerto Rico, servicing the Puerto Rico, United States and Europe markets. The compliance consulting service sector in those markets consists of local compliance and validation consulting firms, United States dedicated validation and compliance consulting firms and large publicly traded and private domestic and foreign engineering and consulting firms. We provide a broad range of compliance related consulting services. We also provide microbiological testing services and chemical testing services through our laboratory testing facility ("Lab") in Puerto Rico. We also provide information technology consulting services and technical trainings/seminars, which services are not currently significant to our operating results. We market our services to pharmaceutical, chemical, biotechnology and medical devices, and allied products companies in Puerto Rico, the United States and Europe. Our team includes more than 135 experienced engineering and life science professionals, and includes former quality assurance managers or directors, and experienced and trained professionals with bachelors, masters and doctorate degrees in health sciences and engineering.

We have a well-established and consistent relationship with the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies in Puerto Rico and the United States, which provides us access to affiliated companies in other markets. We seek opportunities in markets that could yield profitable margins using our professional consulting force and also provide new services such as those performed by our new microbiological testing laboratory facility, our information technology service division, Integratek, and our technical training division, Pharma Serv Academy.

Integratek provides a variety of information technology services such as web pages and portals development, digital art design, intranets, extranets, software development including database integration, Windows and web applications development, software technical training and learning management systems, technology project management, and compliance consulting services, among others. Our Pharma Serv Academy division, through a network of leading industry professional experts in their field, which include resources of our own, provides technical seminars/training that incorporates the latest regulatory trends and standards as well as other related areas. Although these services are not currently significant to our operating results, our goal is to broaden the portfolio of services that we can provide to our customer base and also target other potential customers in other industries.

We believe the most significant factors to achieving future business growth includes our ability to: (i) continue to provide quality value-added compliance services to our clients; (ii) recruit and retain highly educated and experienced professionals; (iii) further expand our products and services to address the expanding needs of our clients; and (iv) expand our market presence in the United States, Europe and possibly other emerging pharmaceutical markets in order to respond to the international compliance needs of our clients. Since our business is conducted mainly in Puerto Rico, our business is affected to the extent that Puerto Rico's current economic downturn affects the decision of our clients and potential clients to establish operations in Puerto Rico or to continue or expand their existing operations.

Our revenue is derived from (i) time and materials contracts (representing approximately 85% of total revenues), where the clients are charged for the time, materials and expenses incurred on a particular project or service, (ii) fixed-fee contracts or from "not to exceed" contracts (approximately 8% of total revenues), which are generally short-term contracts, in which the value of the contract cannot exceed a stated amount, and (iii) laboratory testing (representing approximately 7% of total revenues) which generally is completed and certified within days of sample receipt. For time and materials contracts, our revenue is principally a function of the number of resources and the number of hours billed per professional. To the extent that our revenue is based on fixed-fee or "not to exceed" contracts, our ability to operate profitably is dependent upon our ability to estimate accurately the costs that we will incur on a project and to manage and monitor the project. If we underestimate our costs on any contract, we could sustain a loss on the contract or its profitability might be reduced.

The principal components for our consulting costs of services are resource compensation (salaries and wages, independent contractors' fees, taxes and benefits) and expenses relating to the performance of the services. In order to ensure that our pricing is competitive yet minimize the impact in our margins, we manage increasing labor costs by (i) selecting resources according to our cost for specific projects, (ii) negotiating, where applicable, rates with the resource, (iii) subcontracting labor and (iv) negotiating and passing rate increases to our customers, as applicable. Although this strategy has been successful in the past, we cannot give any assurance that such strategy will continue to be successful. As for our testing laboratory operation, the major costs of services components are salaries and wages, occupancy and depreciation expenses, plus consumable goods usage.

We have established quality systems for our employees which include:

- Training Programs - including a Current Good Manufacturing Practices exam prior to recruitment and periodic refreshers;
- Recruitment Full Training Program - including employee manual, dress code, time sheets and good project management and control procedures, job descriptions, and firm operating and administration procedures;
- Safety Program - including OSHA, Environmental Health and Safety; and
- Code of Ethics and Business Conduct - a code of ethics and business conduct is used and enforced as one of the most significant company controls on personal behavior.

In addition, we have implemented procedures to respond to client complaints and customer satisfaction survey procedures. As part of our employee performance appraisal annual process, our clients receive an evaluation form for employee project performance feedback, including compliance with our code of ethics.

BUSINESS STRATEGY AND OBJECTIVES

We are actively pursuing new markets as part of our growth strategy. We have a well-established and consistent relationship with the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies in Puerto Rico and the United States which provides us access to affiliated companies in other markets. We seek opportunities in markets that could yield profitable margins using our professional consulting force and also provide new services such as those performed by our microbiological testing laboratory facility and our acquired information technology service firm.

Our business strategy is based on a commitment to provide premium quality and professional consulting services and reliable customer service to our customer base. Our business strategy and objectives are as follow:

- Continue growth in consulting services in each technical service, quality assurance, regulatory compliance, technology transfer, validation, engineering, laboratory testing and manufacturing departments by achieving greater market penetration from our marketing and sales efforts;
- Continue to enhance our technical consulting services through internal growth and acquisitions that provide solutions to our customers' needs;
- Motivate our professionals and support staff by implementing a compensation program which includes both individual performance and overall company performance as elements of compensation;
- Create a pleasant corporate culture and emphasize operational quality safety and timely service;
- Continue to maintain our reputation as a trustworthy and highly ethical partner; and
- Efficiently manage our operating and financial costs and expenses.

2006 U.S. Validation Compliance Service Business Acquisition

In January 2006, we acquired a validation compliance service business which serves mainly the United States East Coast market. We host our U.S. market expansion plans from this organization.

2007 Entrance to Ireland Market

In September 2007, we entered into the Ireland market through the formation of an 80%-owned subsidiary. Currently, we provide the Ireland market the same services we are currently providing in the Puerto Rico and United States markets.

2008 Integratek Acquisition

On December 2008, we acquired through one of our subsidiaries the operations and assets of Integratek Corp. ("Integratek"), an information technology services and consulting firm based in Puerto Rico. With this acquisition we broaden the portfolio of services to our customer base and also target other potential customers in other industries.

2009 Laboratory Testing Facility

Our laboratory testing facility ("Lab") located in Puerto Rico, with an investment of $1.5 million for microbiology, chemical and environmental testing, commenced operations in early fiscal 2009. The Lab incorporates the latest technology and test methodologies meeting pharmacopoeia industry standards and regulations. It offers testing and related services to our core industries already serviced as well as the cosmetic and food industries.

2010 Minority Controlled Company Certification

In line with the strategy to penetrate the United States market, on September 1, 2010 we obtained the renewal of the certification as a "minority-controlled company" as defined by the National Minority Supplier Development Council and Growth Initiative ("NMSDC"). The certification allows us to participate in corporate diversity programs available from various potential customers in the United States and Puerto Rico. The certification is subject to renewal on September 1, 2011.

TECHNICAL CONSULTING SERVICES

We have established a reputation as a premier technical consulting services firm to the pharmaceutical, biotechnology, medical device and chemical manufacturing industries in Puerto Rico. These services include regulatory compliance, validation, technology transfer, engineering, project management and process support. We have approximately 25 clients that are among the largest pharmaceutical, chemical manufacturing, medical device and biotechnology companies in Puerto Rico. We are actively participating in exhibitions, conferences, conventions and seminars as either exhibitors, sponsors or conference speakers.

MARKETING

We conduct our marketing activities in Puerto Rico as well as the United States and other marketplaces. We actively utilize our project managers and leaders who are currently managing consulting service contracts at various client locations to also market consulting and laboratory testing services to their existing and past client relationships. Our senior management is also actively involved in the marketing process, especially in marketing to major accounts. Our senior management and staff also concentrate on developing new business opportunities and focus on the larger customer accounts (by number of professionals or dollar volume) and responding to prospective customers' requests for proposals.

PRINCIPAL CUSTOMERS

We provide a substantial portion of our services to three customers, each of whom accounted for 10% or more of our revenues in the years ended October 31, 2010 and 2009. During the years ended October 31, 2010 and 2009, these customers accounted for, in the aggregate, 45% and 48% of total revenue, respectively. In spite of the fact that just a few customers represent a significant source of revenue, our functions are not a continuous process, accordingly, the client base for which our services are typically rendered, on a project-by-project basis, changes regularly. Therefore, in any given year a small number of customers could represent a significant source of our revenue for that year. The loss of or significant reduction in the scope of work performed for any major customer or our inability to replace customers upon completion of contracts could adversely affect our revenue and impair our ability to operate profitably.

COMPETITION

We are engaged in a highly competitive and fragmented industry. Some of our competitors are, on an overall basis, larger than we are or are subsidiaries of larger companies, and therefore may possess greater resources than we do. Furthermore, because the technical professional aspects of our consulting business do not usually require large amounts of capital, there is relative ease of market entry for a new entrant possessing acceptable professional qualifications. Accordingly, we compete with regional, national, and international firms. Within the Puerto Rico, United States and Ireland markets, certain competitors, including local competitors, may possess greater resources than we do as well as better access to clients and potential clients.

Competition for validation and consulting services used to be primarily based on reputation, track record, experience, and quality of service. However, given the economic recession and our clients' strategies to reduce costs, price of service has become a major factor in sourcing our services. We believe that we enjoy significant competitive advantages over other consulting service firms because of our historical market share within Puerto Rico (18 years), brand name, reputation and track record with many of the major pharmaceutical, biotechnology, medical device and chemical manufacturing companies which have presence in the markets we are pursuing.

The market of qualified and experienced professionals that are capable of providing technical consulting services is very competitive and consists primarily of our competitors as well as companies in the pharmaceutical, chemical, biotechnology and medical device industries who are our clients and potential clients. In seeking qualified personnel we market our name recognition in the Puerto Rico market, our reputation with our client, salary and benefit package, company stock options and a low turnover of qualified employees.

RAW MATERIALS

We require the use of various raw materials, including culture media, DNA reagents, LAL reagents and biological indicators, in our testing laboratory facility. We purchase these raw materials from various suppliers. At times, we concentrate orders among a few suppliers in order to strengthen our supplier relationships and receive quantity discounts. Raw materials are generally available from multiple suppliers at competitive prices, and amounts kept in stock are not significant.

ENVIRONMENTAL REGULATIONS

Activities in our microbiological testing laboratory facility are regulated under Puerto Rico and U.S. federal laws designed to protect workers and the environment. Some of these laws include the Occupational Safety and Health Act and the Resource Conservation and Recovery Act. These laws apply to the use, handling and disposal of various biological and chemical substances used in our processes. We believe we are in material compliance with these laws and that continued compliance will not have a materially adverse effect on our business. No specific accounting for environmental compliance has been maintained or projected by us at this time.

INTELLECTUAL PROPERTY RIGHTS

We have no proprietary software or products. We rely on non-disclosure agreements with our employees to protect the proprietary software and other proprietary information of our clients. Any unauthorized use or disclosure of this information could harm our business.

EMPLOYEES

We currently employ 95 full time employees. None of our employees are represented by a labor union, and we consider our employee relations to be good.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers.

Name	Age	Position
Elizabeth Plaza	47	President, Chairman of the Board and Director
Nélida Plaza	43	President of Puerto Rico Operations and Secretary
Pedro J. Lasanta	51	Chief Financial Officer and Vice President - Finance and Administration

Elizabeth Plaza has been the president and sole director of Pharma-PR since 1997, when the Company was incorporated after operating as a sole proprietorship since 1993, and she has been our president and chief executive officer since January 25, 2006. Ms. Plaza holds a B.S. in Pharmaceutical Sciences, magna cum laude, from the School of Pharmacy of the University of Puerto Rico. She was a 40 under 40 Caribbean Business Award recipient in 2002, the 2003 recipient of Ernst & Young's Entrepreneur of the Year Award in Health Science, one of the 2003 recipients of the Puerto Rico Powerful Business Women Award, elected as Puerto Rico Manufacturers Association 2004 (Metropolitan-West Region) Executive of the Year, Puerto Rico 2008 Executive of the Year, and is member of the Board for the Puerto Rico Commerce & Export Company.

Nélida Plaza has been the vice president of operations of Pharma-PR since January 2004, our secretary since January 25, 2006, and our President of Puerto Rico Operations since December 31, 2009, in charge of Scienza Labs, Pharma Academy and Pharma-PR. Ms. Plaza served as our vice president from January 25, 2006 to December 31, 2009. In July 2000, Ms. Plaza joined Pharma-PR as a project management consultant. In the past, Ms. Plaza was a unit operations leader and safety manager at E.I. DuPont De Nemours where she was involved with the development, support and audit of environmental, safety and occupational health programs. Ms. Plaza holds a M.S. in Environmental Management from the University of Houston in Clear Lake and a B.S. in Chemical Engineering from the University of Puerto Rico. Nélida Plaza was recognized by Casiano Communications as one of the 40 under 40 distinguished executives in Puerto Rico.

Pedro J. Lasanta has been our chief financial officer and vice president - finance and administration since November 2007. From 2006 until October 2007, Mr. Lasanta was in private practice as an accountant, tax and business counselor. From 1999 until 2006, Mr. Lasanta was the Chief Financial Officer for Pearle Vision Center PR, Inc. In the past, Mr. Lasanta was also an audit manager for Ernst & Young, formerly Arthur Young & Company. He is a cum laude graduate in business administration (accounting) from the University of Puerto Rico. Mr. Lasanta is a certified public accountant.

Elizabeth Plaza and Nélida Plaza are sisters.

ITEM 1A. RISK FACTORS.

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, certain statements about our plans, strategies and prospects. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause our actual results to differ materially from our forward-looking statements include those set forth in this Risk Factors section.

If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.

Risks That Relate to our Business

Because our business is concentrated in the pharmaceutical industry in Puerto Rico, and to a lesser extent in the United States and other countries, any changes in that industry or in those markets could impair our ability to generate revenue and realize a profit.

Since most of our business is performed in Puerto Rico, and to a lesser extent in the United States and other countries, for pharmaceutical, biotechnology, medical device and chemical manufacturing companies, our ability to generate revenue and realize a profit could be impaired by factors impacting those markets. For example, changes in tax laws or regulatory, political or economic conditions, which discourage businesses from operating in the markets we serve, which affect the need for services such as those provided by us, could impair our ability to generate revenue and realize a profit.

Puerto Rico government enacted ACT 154 of October 22, 2010 which may adversely affect the willingness of our customers to do business in Puerto Rico and consequently adversely affect our business.

On October 22, 2010, Act No. 154 was enacted by the Puerto Rico government. The Act primarily affects the industry we serve and consequently our customer base. Act 154 extends the circumstances under which a nonresident alien individual or a non resident corporation or partnership can be treated as doing business in Puerto Rico and is deriving income from sources within Puerto Rico for purposes of income tax. It also provides for the imposition of a temporary excise tax on some acquisitions by non-resident individuals, corporations or partnerships, of products total or partially manufactured or produced in Puerto Rico and of related services to said products of affiliated entities with the buyer. It basically adopts a modified income sourcing rule and a temporary excise tax that will be enforced for a period of six (6) years and will decrease gradually during this time.

The impact of the Act, if any, over the industry and its willingness to do business in Puerto Rico is unknown. Consequently, our ability to generate revenue in Puerto Rico may be impaired.

Changes in tax benefits may affect the willingness of companies to continue or expand their operations in Puerto Rico.

Until 1996, the Internal Revenue Code provided certain tax benefits to pharmaceutical companies operating in Puerto Rico by enabling their Puerto Rico operations to operate free from federal income taxes. Partly as a result of the tax benefits, numerous pharmaceutical companies established facilities in Puerto Rico. In 1996, this tax benefit was eliminated, although companies that had facilities in Puerto Rico could continue to receive these benefits for ten years, at which time the benefits were set to expire. In order to promote business activities in Puerto Rico, in May 2008 the Puerto Rico government enacted a tax incentive law ("Act 73"). Act 73 provides tax exemption from various taxes, including income tax, and investment credits for activities similar to those of our customers and our company. The change in the tax laws may affect favorably or unfavorably the willingness of pharmaceutical companies to continue or to expand their Puerto Rico operations. To the extent that pharmaceutical companies choose to develop and manufacture products outside of Puerto Rico, our ability to generate new business may be adversely impaired.

Puerto Rico's economy, including its governmental financial crisis, may affect the willingness of businesses to commence or expand operations in Puerto Rico.

As a result of Puerto Rico's governmental financial crisis, businesses may be reluctant to establish or expand their operations in Puerto Rico. Further, since Puerto Rico's economy is petroleum-based, the fluctuating price of oil, combined with Puerto Rico's high level of debt, may make Puerto Rico a less attractive place to expand existing operations or commence new business activities. To the extent that companies in the pharmaceutical and related industries decide not to commence new operations or not to expand their existing operations in Puerto Rico, the market for our services may decline.

Other factors, including economic factors, may affect the decision of businesses to continue or expand their operations in Puerto Rico.

Companies in the pharmaceutical and related industries for which we perform service are subject to economic pressures, which affect their global operations and which may influence the decision to reduce or increase the scope of their operations in Puerto Rico. These companies consider a wide range of factors in making such a decision, and may be influenced by a need to consolidate operations, to reduce expenses, to increase their business in geographical regions where there are large customer bases, tax, regulatory and political considerations and many other factors. We cannot assure you that our customers and potential customers will not make extensive reductions or terminate their operations in Puerto Rico entirely, which could significantly impair our ability to generate revenue.

Because our business is dependent upon a small number of clients, the loss of a major client could impair our ability to operate profitably.

Our business has been dependent upon a small number of clients. During the years ended October 31, 2010 and 2009, a very small number of clients accounted for a disproportionately large percentage of our revenue. In the years ended October 31, 2010 and 2009, three customers accounted for, in aggregate, approximately 45% and 48% of total revenue, respectively. The loss of or significant reduction in the scope of work performed for any major customer could impair our ability to operate profitably. We cannot assure you that we will not sustain significant decreases in revenue from our major customers or that we will be able to replace any major customers or the resulting decline in revenue.

Customer procurement and sourcing practices intended to reduce costs could have an adverse affect on our margins and profitability.

In an effort to reduce their costs, many of our customers are establishing or extending the scope of their procurement departments to include consulting and project services such as ours. As a result, we have less interaction with the end user of our services (typically labs or production units) when bidding on a project, which we believe decreases the focus on the quality of service provided and increases the emphasis on cost of the service. This may cause us to lower the price of our bids, which would reduce the margins in a given project. Also, some customers have established vendor management programs with third-parties (some of whom are also our competitors). Because these vendor management programs may receive a percentage of our fees, without a corresponding increase in the fee itself, our margins would decline. In addition, where a vendor management program is a competitor for a particular service we provide, we may have difficulty securing that particular project, which would adversely impact revenue.

Since our business is dependent upon the development and enhancement of patented pharmaceutical products or processes by our clients, the failure of our clients to obtain and maintain patents could impair our ability to operate profitably.

Companies in the pharmaceutical industry are highly dependent on their ability to obtain and maintain patents for their products or processes. We are aware of some pharmaceutical companies with operations in Puerto Rico whose patent rights may expire in the near future. The inability to obtain new patents and the expiration of active patents may reduce the need for our services and thereby impair our ability to operate profitably.

We may be unable to pass on increased labor costs to our clients.

The principal components of our cost of revenues are employee compensation (salaries, wages, taxes and benefits) and expenses relating to the performance of the services we provide. We face increasing labor costs which we seek to pass on to our customers through increases in our rates. To remain competitive, we may not be able to pass these increased costs on to our clients, and, to the extent that we are not able to pass these increased costs on to our clients, our gross margin will be reduced.

Consolidation in the pharmaceutical industry may have a harmful effect on our business.

In recent years, the pharmaceutical industry has undergone consolidation, and may in the future undergo further substantial consolidation which may reduce the number of our existing and potential customers. The consolidation in the pharmaceutical industry may have a harmful effect on our business and or ability to maintain and replace customers.

Because the pharmaceutical industry is subject to government regulations, changes in government regulations relating to this industry may affect the need for our services.

Because government regulations affect all aspects of the pharmaceutical, biotechnology, medical device and chemical manufacturing industries, including regulations relating to the testing and manufacturing of pharmaceutical products and the disposal of materials which are or may be considered toxic, any change in government regulations could have a profound effect upon not only these companies but companies, such as ours, that provide services to these industries. If we are not able to adapt and provide necessary services to meet the requirements of these companies in response to changes in government regulations, our ability to generate business may be impaired.

If we are unable to protect our clients' intellectual property, our ability to generate business will be impaired.

Our services either require us to develop intellectual property for clients or provide our personnel with access to our clients' intellectual property. Because of the highly competitive nature of the pharmaceutical, biotechnology, medical device and chemical manufacturing industries and the sensitivity of our clients' intellectual property rights, our ability to generate business would be impaired if we fail to protect those rights. Although all of our employees and contractors are required to sign non-disclosure agreements, any disclosure of a client's intellectual property by an employee or contractor may subject us to litigation and may impair our ability to generate business either from the affected client or other potential clients. In addition, we are required to enter into confidentiality agreements and our failure to protect the confidential information of our clients may impair our business relationship.

We may be subject to liability if our services or solutions for our clients infringe upon the intellectual property rights of others.

It is possible that in performing services for our clients, we may inadvertently infringe upon the intellectual property rights of others. In such event, the owner of the intellectual property may commence litigation seeking damages and an injunction against both us and our client, and the client may bring a claim against us. Any infringement litigation would be costly, regardless of whether we ultimately prevail. Even if we prevail, we will incur significant expenses and our reputation would be hurt, which would affect our ability to generate business and the terms on which we would be engaged, if at all.

We may be held liable for the actions of our employees or contractors when on assignment.

We may be exposed to liability for actions taken by our employees or contractors while on assignment, such as damages caused by their errors, misuse of client proprietary information or theft of client property. Due to the nature of our assignments, we cannot assure you that we will not be exposed to liability as a result of our employees or contractors being on assignment.

To the extent that we perform services pursuant to fixed-price or incentive-based contracts, our cost of services may exceed our revenue on the contract.

Some of our revenue is derived from fixed-price contracts. Our costs of services may exceed revenue of these contracts if we do not accurately estimate the time and complexity of an engagement. Further, we are seeking contracts by which our compensation is based on specified performance objectives, such as the realization of cost savings, quality improvements or other performance objectives. Our failure to achieve these objectives would reduce our revenue and could impair our ability to operate profitably.

Our profit margin is largely a function of the rates we are able to charge and collect for our services and the utilization rate of our professionals. Accordingly, if we are not able to maintain our pricing for our services or an appropriate utilization rate for our professionals without corresponding cost reductions, our profit margin and profitability will suffer. The rates we are able to charge for our services are affected by a number of factors, including:

- Our clients' perception of our ability to add value through our services;
- Our ability to complete projects on time;
- Pricing policies of competitors;
- Our ability to accurately estimate, attain and sustain engagement revenues, margins and cash flows over increasingly longer contract periods; and
- General economic and political conditions.

Our utilization rates are also affected by a number of factors, including:

- Our ability to move employees and contractors from completed projects to new engagements; and
- Our ability to manage attrition of our employees and contractors.

Because most of our contracts may be terminated on little or no advance notice, our failure to generate new business could impair our ability to operate profitably.

Most of our contracts can be terminated by our clients with little or no advance notice. Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, and the client may terminate, cancel or delay any engagement or the project for which we are engaged, at any time and on no advance notice. As a result, the termination, cancellation, expiration or delay of contracts could have a significant impact on our ability to operate profitably.

Because of the competitive nature of the pharmaceutical, biotechnology, medical device and chemical manufacturing consulting market, we may not be able to compete effectively if we cannot efficiently respond to changes in the structure of the market and developments in technology.

Because of recent consolidations in the pharmaceutical, biotechnology, medical device and chemical manufacturing consulting business, we are faced with an increasing number of larger companies that offer a wider range of services and have better access to capital than we have. We believe that larger and better-capitalized competitors have enhanced abilities to compete for both clients and skilled professionals. In addition, one or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins. We cannot assure you that we will be able to compete effectively in an increasingly competitive market.

Because we are dependent upon our management, our ability to develop our business may be impaired if we are not able to engage skilled personnel.

Our success to date has depended in large part on the skills and efforts of Elizabeth Plaza, our president, chief executive officer and founder. The loss of the services of Ms. Plaza could have a material adverse effect on the development and success of our business. Recently, Ms. Plaza's employment agreement automatically renewed through January 2, 2012, and her employment agreement will automatically renew for successive periods of twelve months thereafter, unless renewal is declined by the Company or Ms. Plaza no less than sixty days before the end of any renewal term. Although we have a contract with Ms. Plaza, this agreement does not guarantee that she will continue to be employed by us. Our future success will depend in part upon our ability to attract and retain additional qualified management and technical personnel. Competition for such personnel is intense and we compete for qualified personnel with numerous other employers, including consulting firms, some of which have greater resources than we have, as well as pharmaceutical companies, most of which have significantly greater financial and other resources than we do. We may experience increased costs in order to retain and attract skilled employees. Our failure to attract additional personnel or to retain the services of key personnel and independent contractors could have a material adverse effect on our ability to operate profitably.

We may not be able to continue to grow unless we consummate acquisitions or enter markets outside of Puerto Rico, the United States and Ireland.

An important part of our growth strategy is (i) to acquire other businesses which can increase the range of services and products that we can offer and (ii) to establish offices in places where we do not presently operate, either by acquisition or by internal growth. If we fail to make any acquisitions or otherwise expand our business, our future growth may be limited. The success in any market will be dependent on such factors as regulatory, tax, political or economic conditions, our abilities to penetrate the market, hire qualified personnel in a timely manner, obtain and maintain reasonable labor costs, generate service revenue volume and profitable margins.

If we identify a proposed acquisition, we may require substantial cash to fund the cost of the acquisition.

Any acquisitions we make may be made with cash or our securities or a combination of cash and securities. To the extent that we require cash, we may have to borrow the funds or sell equity securities. We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition. If we seek to expand our business internally, we will incur significant start-up expenses without any assurance of our ability to penetrate the market.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions or establish operations in locales outside of Puerto Rico, we could have difficulty integrating the acquired companies' personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the effect an expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

- the difficulty of integrating acquired products, services or operations;
- the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;
- the potential loss of contracts from clients of acquired companies;
- the difficulty of maintaining profitability due to increased labor and expenses from acquired company;
- difficulties in complying with regulations in other countries that relate to both the pharmaceutical or other industries to which we provide services as well as our own operations;
- difficulties in maintaining uniform standards, controls, procedures and policies;
- the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;
- the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;
- the effect of any government regulations which relate to the business acquired;
- potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition;
- difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities; and
- potential expenses under the labor, environmental and other laws of other countries.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition. Further, the commencement of business in locales where we have no current operations may be subject to additional significant risks.

Risks Concerning our Securities

Because there is a limited market in our common stock, stockholders may have difficulty in selling our common stock and our common stock may be subject to significant price swings.

There is a very limited market for our common stock. Since trading commenced in December 2006, there has been little activity in our common stock and on some days there is no trading in our common stock. Because of the limited market for our common stock, the purchase or sale of a relatively small number of shares may have an exaggerated effect on the market price for our common stock. We cannot assure stockholders that they will be able to sell common stock or, that if they are able to sell their shares, that they will be able to sell the shares in any significant quantity at the quoted price.

Our revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our stock price.

Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

- Seasonality, including number of workdays and holiday and summer vacations;
- The business decisions of clients regarding the use of our services;
- Periodic differences between clients' estimated and actual levels of business activity associated with ongoing engagements, including the delay, reduction in scope and cancellation of projects;
- The stage of completion of existing projects and their termination;
- Our ability to move employees quickly from completed projects to new engagements and our ability to replace completed contracts with new contracts with the same clients or other clients;
- The introduction of new services by us or our competitors;
- Changes in pricing policies by us or our competitors;
- Our ability to manage costs, including personnel compensation, support-services and severance costs;
- Acquisition and integration costs related to possible acquisitions of other businesses;
- Changes in estimates, accruals and payments of variable compensation to our employees or contractors; and
- Global economic and political conditions and related risks, including acts of terrorism.

The issuance of securities, whether in connection with an acquisition or otherwise, may result in significant dilution to our stockholders.

If we are required to issue securities either as payment of all or a portion of the purchase price of an acquisition or in order to obtain financing for the acquisition or for other corporate purposes could result in dilution to our stockholders. The amount of such dilution will be dependent upon the terms on which we issue securities. The issuance of securities at a price which is less than the exercise price of warrants or the conversion price of securities could result in additional dilution if we are required to reduce the exercise price or conversion price of the then outstanding options or warrants or other convertible securities.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

In February 2007, we entered into an agreement for our main resource facilities in Dorado, Puerto Rico with Plaza Professional Center, Inc., a company controlled by Elizabeth Plaza. These facilities accommodate our testing laboratory, our customer-specialized training facilities, and our operational and administrative offices. The agreement is for a five year term, with initial monthly installments of $18,750, which will increase by 5% annually. The agreement also requires the payment of utilities, property taxes, insurance and a portion of expenses incurred by the affiliate in connection with the maintenance of common areas. The agreement provides for a five year renewal option.

In March 2010, we moved our U.S. office facilities to Plymouth Meeting, Pennsylvania from Limerick, Pennsylvania. The three-year term lease for the Pennsylvania office facilities has monthly rental payments of $2,100.

Our Ireland office facilities are located in Cork, Ireland. Currently, the facilities are under a month-to-month lease with monthly payments of approximately $750.

We believe that our present facilities are adequate to meet our needs and that, if we require additional space, it will be available on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may be a party to legal proceedings incidental to our business. We do not believe that there are any proceedings threatened or pending against us, which, if determined adversely to us, would have a material effect on our financial position or results of operations and cash flows.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock has been quoted on the Over the Counter Bulletin Board under the trading symbol PBSV since December 4, 2006. The table below presents the closing high and low bid prices for our common stock for each quarter during the two most recent fiscal years. These prices reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

Quarter Ending	High Bid	Low Bid
January 31, 2009	$ 0.59	$ 0.27
April 30, 2009	0.55	0.16
July 31, 2009	0.40	0.30
October 31, 2009	0.65	0.31
January 31, 2010	0.48	0.16
April 30, 2010	0.35	0.10
July 31, 2010	0.37	0.22
October 31, 2010	0.32	0.23

On January 27, 2011, the closing price of our common stock on the Over the Counter Bulletin Board was $0.35 per share and there were approximately 79 holders of record of our common stock.

Prior to the acquisition of Pharma-PR in 2006, Pharma-PR was taxed as an N Corporation under the Puerto Rico Internal Revenue Code, which is similar to that of an S Corporation under the Internal Revenue Code. As a result, all of the income from Pharma-PR was taxed to our then sole stockholder. Other than the distributions to our then sole stockholder which were made during the period that we were an N Corporation, we have not paid dividends on our common stock. We plan to retain future earnings, if any, for use in our business. We do not anticipate paying dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

The following table summarizes the equity compensation plans under which our securities may be issued as of October 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price per share of outstanding options and warrants	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approvedby security holders	1,267,882	$ 0.6942	1,232,118
Equity compensation plans not approved by security holders	1,830,991	$ 0.0600	16,500

The securities issuable pursuant to the equity plan that was approved by security holders is the 2005 long-term incentive plan, which was approved by stockholders in April 2006, and amended by stockholder approval in April 2007.

The equity compensation plans not approved by security holders are (i) warrants to purchase 1,830,991 shares of common stock issued to San Juan Holdings for services relating to the acquisition of Pharma-PR and (ii) approximately 16,500 shares of common stock underlying options issuable to employees.

ITEM 6. SELECTED FINANCIAL DATA.

Not Applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATIONS.

The following discussion of our results of operations and financial condition should be read in conjunction with Part I, including matters set forth in the "Risk Factors" section of this Annual Report on Form 10-K, and our Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Overview

We are a compliance services consulting firm with a laboratory testing facility with headquarters in Puerto Rico, servicing the Puerto Rico, United States and Europe markets. The compliance consulting service sector in those markets consists of local compliance and validation consulting firms, United States dedicated validation and compliance consulting firms and large publicly traded and private domestic and foreign engineering and consulting firms. We provide a broad range of compliance related consulting services. We also provide microbiological testing services and chemical testing services through our laboratory testing facility ("Lab") in Puerto Rico. We also provide information technology consulting services and technical trainings/seminars, which services are not currently significant to our operating results. We market our services to pharmaceutical, chemical, biotechnology and medical devices, and allied products companies in Puerto Rico, the United States and Europe. Our team includes more than 135 experienced engineering and life science professionals, and includes former quality assurance managers or directors, and experienced and trained professionals with bachelors, masters and doctorate degrees in health sciences and engineering.

During fiscal 2006 and 2008, respectively, we expanded the markets we serve from Puerto Rico to the United States and Ireland. Our Ireland operation, with an Ireland-based management team reporting to our headquarters, achieved a $1.2 million revenue growth in fiscal year 2010 and has established a network of potential key customers and contacts that serve as the base for our future sales target and opportunities. We are also actively pursuing to further expand our United States market.

We have plans to further penetrate the markets we currently serve. We market our services with an active presence in industry trade shows, professional conventions, industry publications and company provided seminars to the industry. Our senior management is also actively involved in the marketing process, especially in marketing to major accounts. Our senior management and staff also concentrate on developing new business opportunities and focus on the larger customer accounts (by number of professionals or dollar volume) and responding to prospective customers' requests for proposals.

While our core business is FDA and international agencies regulatory compliance related services, we feel that our clients are in need of other services that we can provide and allow us to present the company as a global solution provider with a portfolio of integrated services that will bring value added solutions to our customers. Accordingly, in fiscal year 2009 we expanded our portfolio of services to include a laboratory testing facility, an information technology consulting practice and a training center that provides seminars/trainings to the industry.

Our Lab located in Puerto Rico, with an investment of approximately $1.5 million for microbiology and chemical testing, commenced operations in early fiscal 2009. The Lab incorporates the latest technology and test methodologies meeting pharmacopoeia industry standards and regulations. It currently offers services to our core industries already serviced as well as the cosmetic and food industries.

We identified the industry need, and the opportunity to provide, technical seminars/trainings that will incorporate the latest regulatory trends and standards as well as other related areas. A network of leading industry professional experts in their field, which includes resources of our own, were identified and teamed to provide these seminars/trainings to the industry through our "Pharma Serv Academy" division. Our goal is to provide these services and market our company in the markets we currently serve as well as others.

In December 2008, we acquired the operations and assets of Integratek Corp. ("Integratek"), an information technology services and consulting firm based in Puerto Rico. Integratek provides a variety of information technology services such as web pages and portals development, digital art design, intranets, extranets, software development including database integration, Windows and web applications development, software technical training and learning management systems, technology project management, and compliance consulting services, among others. Integratek is a Microsoft Certified Partner and a reseller for technology products from leading vendors in the market. Although this operation is not currently significant to our operating results, our goal is to broaden the portfolio of services that we can provide to our customer base and also target other potential customers in other industries.

In line with the strategy to penetrate the US market, on September 1, 2010, we obtained the renewal of the certification as a "minority-controlled company" as defined by the National Minority Supplier Development Council and Growth Initiative ("NMSDC"). The certification allows us to participate in corporate diversity programs available from various potential customers in the United States and Puerto Rico.

On July 2008, Pharma-Bio and Pharma-PR obtained a Grant of Industrial Tax Exemption ("the Grant") from the Puerto Rico Industrial Development Company pursuant to the terms and conditions set forth in Act No. 135 of December 2, 1997, as amended. The Grant provides relief on various Puerto Rico taxes, including income tax, mostly for our new Lab and service activities outside of Puerto Rico. The Grant is effective as of September 1, 2007 and covers a ten year period. Activities covered by the Grant are subject to a reduced income tax rate of 7%.

Although we believe we have instituted the right strategies to be profitable and seek growth, we cannot control the fact that the industry and the local and global economies are undergoing a recession and that has affected our operation and business growth.

The reduction in operations of some of our clients, mostly triggered by the global economic recession and the industry worldwide consolidation, affected our revenues and growth plans for fiscal years 2010 and 2009, specifically for our Puerto Rico and United States markets. For the year ended in October 31, 2010 our total net revenues decreased by approximately $0.1 million, or 1.1%, when compared to last year. In order to maintain volume in the markets we serve and ensure we are price competitive, we continue to adjust our pricing and gross margin structure. In addition, since fiscal year 2009 we implemented cost containment measures and have refocused the overall operations strategy to reduce our overhead costs. These factors have lead our net income for the year ended October 31, 2010 to be approximately $372,000, a decline of $163,000 or a reduction in profit margin of 1.4 percentage points when compared to last year.

The following table sets forth information as to our revenue for the years ended October 31, 2010 and 2009, by geographic regions (dollars in thousands).

	Year ended October 31,			
Revenues by Region	**2010**		**2009**	
Puerto Rico	$ 7,532	66.4%	$ 8,359	72.8%
United States	1,423	12.5%	1,972	17.2%
Ireland	2,391	21.1%	1,148	10.0%
	$ 11,346	100.0%	$ 11,479	100.0%

Weak economies where we do business and worldwide industry consolidations were unfavorable factors affecting fiscal year 2010. These factors and the impact over the industry, if any, of the recently enacted US health care reform (Patient Protection and Affordable Care Act) and Puerto Rico Act 154 which imposed temporary excise taxes to the industry we serve, remain as industry uncertainties that might adversely affect our future performance. We believe that our future profitability and liquidity will be highly dependent on the effect the global economy, changes in tax laws and worldwide industry consolidations will have over our operations, and our ability to seek service opportunities and adapt to the then current industry trends.

Results of Operations

The following table sets forth our statements of operations for the years ended October 31, 2010 and 2009, (dollars in thousands) and as a percentage of revenue:

	Year ended October 31,			
	2010		2009	
Revenues	$ 11,346	100.0%	$ 11,479	100.0%
Cost of services	7,953	70.1%	7,640	66.6%
Gross profit	3,393	29.9%	3,839	33.4%
Selling, general and administrative costs	2,783	24.5%	2,923	25.5%
Interest expense	6	0.1%	52	0.4%
Interest income	15	-0.1%	26	-0.2%
Gain on disposition of property	2	-0.1%	6	-0.1%
Income before income taxes	621	5.5%	896	7.8%
Income tax expense	249	2.2%	361	3.1%
Net income	372	3.3%	535	4.7%

Revenues. Revenues for the year ended October 31, 2010 were $11.3 million, a decrease of approximately $0.1 million, or 1.1%, when compared to last year. The net reduction is mainly attributable to the decrease of approximately $0.7 million and $0.5 million in the Puerto Rico and the United States market consulting service revenue, respectively, decrease in Lab revenue for approximately $0.1 million, partially offset by $1.2 million generated by the Ireland consulting operation.

Decreases in the Puerto Rico and United States revenue are mostly due to the global economic recession and the closing of, or decrease in, operations of some pharmaceutical plants, triggered by operations consolidation. The increase in the Ireland operation is mostly attributable to consulting volume acquired from one customer.

Cost of Services; gross margin. The gross margin for the year ended in October 31, 2010 reflected a net reduction of 3.5 percentage points when compared to the same period last year. The decline is mainly attributable to reduced margins attained by our Lab and consulting business by 2.2 and 1.3 percentage points, respectively.

The net decline in the gross margin ratio for the year ended in October 31, 2010, as compared to last year, is mainly attributable to the Lab's low gross margin yield as a function of billings versus fixed costs of services, and low consulting margins mostly attained by our Ireland operation.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended in October 31, 2010 were approximately $2.8 million, a net reduction in expenses of approximately $140,000 as compared to last year.

The reduction in selling, general and administrative expenses is mainly attributable to cost containment measures adopted since fiscal year 2009 affecting mostly our headquarter operations.

Interest Expense. The interest expense favorable variance for the year ended in October 31, 2010 as compared to the same period last year was approximately $46,000. Until January 2009 we recognized imputed interest expense incurred in connection with the long-term obligations originated pursuant to a plan and agreement of merger dated January 25, 2006 for the acquisition of Pharma-PR. This obligation ceased when the final installment related to this agreement was made in fiscal year 2009. The expense decreased as annual payments were made through fiscal year 2009.

Income Taxes Expense. The decrease in income taxes expense is attributable to the decrease of income before income tax. The statutory income tax rate differs to the effective rate mainly due to income tax permanent differences between financial and taxable books income.

Net Income. Our net income for the year ended October 31, 2010 was approximately $0.4 million, a decline of $0.1 million or a reduction in profit margin of 1.4 percentage points, when compared to last year. For the year ended October 31, 2010, earnings per common share basic and diluted were $0.018 and $0.017, respectively, a decline of $0.008 and $0.007 per share, respectively, when compared to last year.

Our net income was affected by the decrease in overall gross margin, partially offset by cost containment measures, favorable variances in interest expense, and the reduction of income tax expense due to the decline in taxable income.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including planned capital expenditures. For the year ended October 31, 2010, we generated a working capital increase of approximately $0.7 million.

Our primary cash needs consist of the payment of compensation to our professional staff, overhead expenses, and statutory taxes. Management believes that based on current level of operations and cash flows from operations, the collectibility of high quality customer receivables will be sufficient to fund anticipated expenses and satisfy other possible long-term contractual commitments for the next twelve months.

To the extent that we pursue possible opportunities to expand our operations, either by acquisition or by the establishment of operations in a new locale, we will incur additional overhead, and there may be a delay between the period we commence operations and our generation of net cash flow from operations.

While uncertainties relating to the current local and global economic condition, competition, the industries and geographical regions served by us and other regulatory matters exist within the consulting services industry, as described above, management is not aware of any trends or events likely to have a material adverse effect on liquidity or its financial statements.

Off-Balance Sheet Arrangements

We were not involved in any significant off-balance sheet arrangements during the fiscal year ended October 31, 2010.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. We believe the following are the critical accounting policies that impact the consolidated financial statements, some of which are based on management's best estimates available at the time of preparation. Actual experience may differ from these estimates.

Consolidation - The accompanying consolidated financial statements include the accounts of all of our wholly owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Fair Value of Financial Instruments - Accounting standards have established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting standards have established three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Marketable securities consist of an obligation from the Puerto Rico Government Development Bank valued using quoted market prices in active markets with no valuation adjustment. Accordingly, this security is categorized in Level 1.

The carrying value of the Company's financial instruments (excluding marketable securities and obligations under capital leases): cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are considered reasonable estimates of fair value due to their liquidity or short-term nature. Management believes, based on current rates, that the fair value of its obligations under capital leases approximates the carrying amount.

Revenue Recognition - Revenue is primarily derived from: (1) time and materials contracts (representing approximately 85% of total revenues), which is recognized by applying the proportional performance model, whereby revenue is recognized as performance occurs, (2) short-term fixed-fee contracts or "not to exceed" contracts (representing approximately 8% of total revenues), which revenue is recognized similarly, except that certain milestones also have to be reached before revenue is recognized, and (3) laboratory testing revenue (representing approximately 7% of total revenues) is mainly recognized as the testing is completed and certified (normally within days of sample receipt from customer). If we determine that a contract will result in a loss, we recognize the estimated loss in the period in which such determination is made.

Cash Equivalents - For purposes of the consolidated statements of cash flows, cash equivalents include investments in a money market obligations trust that is registered under the U.S. Investment Company Act of 1940 and liquid investments with original maturities of three months or less.

Marketable Securities - We consider our marketable security investment portfolio and marketable equity investments available-for-sale and, accordingly, these investments are recorded at fair value with unrealized gains and losses generally recorded in other comprehensive income; whereas realized gains and losses are included in earnings and determined based on the specific identification method.

Accounts Receivable - Accounts receivable are recorded at their estimated realizable value. Accounts are deemed past due when payment has not been received within the stated time period. Our policy is to review individual past due amounts periodically and write off amounts for which all collection efforts are deemed to have been exhausted. Due to the nature of our customers, bad debts are mainly accounted for using the direct write-off method whereby an expense is recognized only when a specific account is determined to be uncollectible. The effect of using this method approximates that of the allowance method.

Income Taxes - We follow an asset and liability approach method of accounting for income taxes. This method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Property and equipment - Owned property and equipment, and leasehold improvements are stated at cost. Equipment and vehicles under capital leases are stated at the lower of fair market value or net present value of the minimum lease payments at the inception of the leases.

Depreciation and amortization of owned assets are provided for, when placed in service, in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using straight-line basis. Assets under capital leases and leasehold improvements are amortized, over the shorter of the estimated useful lives of the assets or lease term. Major renewals and betterments that extend the life of the assets are capitalized, while expenditures for repairs and maintenance are expensed when incurred.

We evaluate for impairment our long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on management estimates, no impairment of the operating properties was present.

Intangible assets - Definite-lived intangible assets, such as customer lists and covenants not to compete, are amortized on a straight-line basis over their estimated useful lives. We continually evaluate the reasonableness of the useful lives of these assets.

Stock-based Compensation - Stock-based compensation expense is recognized in the consolidated financial statements based on the fair value of the awards granted. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. We calculate the fair value of stock options using the Black-Scholes option-pricing model at grant date. Excess tax benefits related to stock-based compensation are reflected as cash flows from financing activities rather than cash flows from operating activities. We have not recognized such cash flow from financing activities since there has been no tax benefit related to the stock-based compensation.

Income Per Share of Common Stock - Basic income per share of common stock is calculated dividing net income by the weighted average number of shares of common stock outstanding. Diluted income per share includes the dilution of common stock equivalents. The diluted weighted average shares of common stock outstanding were calculated using the treasury stock method for the respective periods.

Foreign Operations - The functional currency of our foreign subsidiary is its local currency. The assets and liabilities of our foreign subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income.

Our intercompany accounts are typically denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that we consider to be of a long-term investment nature are recorded as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income, while gains and losses resulting from the remeasurement of intercompany receivables from those international subsidiaries for which we anticipate settlement in the foreseeable future are recorded in the consolidated statements of operations. The net gains and losses recorded in the condensed consolidated statements of income were not significant for the periods presented.

New Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative non-governmental generally accepted accounting principles (GAAP). All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission ("SEC"), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009, and impacts the our consolidated financial statements, as all future references to authoritative accounting literature will be referenced in accordance with the Codification. As a result of our implementation of the Codification during the quarter ended October 31, 2009, previous references to new accounting standards and literature are no longer applicable.

The FASB issued guidance related to the accounting for business combinations and related disclosures which is effective for fiscal years beginning on or after December 15, 2008. This new guidance addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. The guidance also establishes expanded disclosure requirements for business combinations. Accordingly, we will apply this new guidance prospectively to all business combinations subsequent to November 1, 2009. The nature and magnitude of the specific effects of this standard will depend upon the nature, terms and size of the acquisitions we complete after the effective date, if any.

The FASB issued guidance related to the accounting for noncontrolling interests in consolidated financial statements which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance requires that noncontrolling interests in subsidiaries be reported in the equity section of the controlling company's balance sheet. It also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company's income statement. Accordingly, we adopted this new standard effective November 1, 2009. The adoption of this guidance did not have a significant effect on our financial statements.

Other recently issued FASB guidance and SEC Staff Accounting Bulletins have either been implemented or are not applicable to the Company.

Forward-Looking Statements

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These statements include all statements other than those made solely with respect to historical fact and identified by words such as "believes", "anticipates", "expects", "intends" and similar expressions, but such words are not the exclusive means of identifying such statements. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement and these risk factors in order to comply with such safe harbor provisions. You should note that our forward-looking statements speak only as of the date of this Annual Report on Form 10-K or when made and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our stockholders and prospective investors should consider include, but are not limited to, the following:

- Because our business is concentrated in the pharmaceutical industry in Puerto Rico, and to a lesser extent in the United States and other countries, any changes in that industry or in those markets could impair our ability to generate revenue and realize a profit.
- Puerto Rico government enacted ACT 74 of October 22, 2010 may affect the willingness of our customers to do business in Puerto Rico and consequently affect our business.
- Changes in tax benefits may affect the willingness of companies to continue or expand their operations in Puerto Rico.
- Puerto Rico's economy, including its governmental financial crisis, may affect the willingness of businesses to commence or expand operations in Puerto Rico.
- Other factors, including economic factors, may affect the decision of businesses to continue or expand their operations in Puerto Rico.
- Because our business is dependent upon a small number of clients, the loss of a major client could impair our ability to operate profitably.
- Customer procurement and sourcing practices intended to reduce costs could have an adverse affect on our margins and profitability.
- Since our business is dependent upon the development and enhancement of patented pharmaceutical products or processes by our clients, the failure of our clients to obtain and maintain patents could impair our ability to operate profitably.
- We may be unable to pass on increased labor costs to our clients.
- Consolidation in the pharmaceutical industry may have a harmful effect on our business.
- Because the pharmaceutical industry is subject to government regulations, changes in government regulations relating to this industry may affect the need for our services.
- If we are unable to protect our clients' intellectual property, our ability to generate business will be impaired.
- We may be subject to liability if our services or solutions for our clients infringe upon the intellectual property rights of others.
- We may be held liable for the actions of our employees or contractors when on assignment.
- To the extent that we perform services pursuant to fixed-price or incentive-based contracts, our cost of services may exceed our revenue on the contract.
- Because most of our contracts may be terminated on little or no advance notice, our failure to generate new business could impair our ability to operate profitably.
- Because we are dependent upon our management, our ability to develop our business may be impaired if we are not able to engage skilled personnel.
- We may not be able to continue to grow unless we consummate acquisitions or enter markets outside of Puerto Rico.

- If we identify a proposed acquisition, we may require substantial cash to fund the cost of the acquisition.
- If we make any acquisitions, they may disrupt or have a negative impact on our business.
- Because there is a limited market in our common stock, stockholders may have difficulty in selling our common stock and our common stock may be subject to significant price swings.
- Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our stock price.
- The issuance of securities, whether in connection with an acquisition or otherwise, may result in significant dilution to our stockholders.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Not Applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our Consolidated Financial Statements, together with the report of our independent registered public accounting firm are included herein immediately following the signature page of this report. See Index to Consolidated Financial Statements on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING ANDFINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, our internal control systems and procedures may not prevent or detect misstatements. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We, under the supervision of and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2010, based on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our Chief Executive Officer and Chief Financial Officer concluded that the Company maintained effective internal control over financial reporting as of October 31, 2010, based on the specified criteria.

Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Changes in Internal Control Over Financial Reporting

Based on an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, there has been no change in our internal control over financial reporting during our last fiscal quarter identified in connection with that evaluation that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

Information with respect to our executive officers is included in Part I.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this Annual Report on Form 10-K:

1. All Financial Statements: Consolidated Financial Statements are included herein immediately following the signature page of this report. See Index to Consolidated Financial Statements on page F-1.

2. Financial Statement Schedules: None.

3. Exhibits: The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Commission, as indicated in the description of each.

Exhibit Number	Exhibit Description	Incorporated By Reference			
		Form	**File Number**	**Exhibit**	**Filing Date**
3.1	Restated Certificate of Incorporation	8-K	000-50956	99.1	5/1/2006
3.2	By-laws	10-SB12G	000-50956	3.2	9/24/2004
3.3	Amendment No. 1 to the By-laws	8-K	000-50956	3.1	6/6/2008
4.1	Form of warrant issued to Investors in January 2006 private placement	8-K	000-50956	4.2	1/31/2006
4.2	Form of warrant held by initial warrant holders	8-K	000-50956	4.3	1/31/2006
4.3	Form of warrant held by San Juan Holdings	8-K	000-50956	4.4	1/31/2006
4.4	Form of warrants issued to broker-dealers in January 2006 private placement	8-K	000-50956	4.5	1/31/2006
4.5	Form of First Amendment to Series C Common Stock Purchase Warrant.	8-K	000-50956	4.1	1/29/2009
10.1	Form of subscription agreement for January 2006 private placement	8-K	000-50956	99.1	1/31/2006
10.2	Registration rights provisions for the subscription agreement relating to January 2006 private placement	8-K	000-50956	99.2	1/31/2006
10.3	Registration rights provisions for Elizabeth Plaza and San Juan Holdings, Inc.	8-K	000-50956	99.3	1/31/2006
10.4	Employment Agreement dated January 2, 2008 between the Registrant and Elizabeth Plaza	10-KSB	000-50956	10.5	1/31/2008
10.5	Amendment to Employment Agreement dated June 9, 2008 between the Registrant and Elizabeth Plaza	10-K	000-50956	10.5	1/29/2009
10.6	Second Amendment to Employment Agreement, dated March 11, 2009, by and between the Company and Elizabeth Plaza.	8-K	000-50956	10.1	3/17/2009
10.7	Third Amendment to Employment Agreement, dated March 11, 2009, by and between the Company and Elizabeth Plaza.	8-K	000-50956	10.2	3/17/2009
10.8	Employment Agreement Amendment, effective as of January 1, 2010, by and between the Company and Elizabeth Plaza.	8-K	000-50956	10.1	1/07/2010
10.9	Employment Agreement Amendment, effective as of July 1, 2010, by and between the Company and Elizabeth Plaza	8-K	000-50956	10.1	7/8/2010

10.10	Sixth Employment Agreement Amendment, effective as of August 23, 2010, by and between the Company and Elizabeth Plaza	8-K	000-50956	10.1	8/27/10
10.11	Employment Agreement dated January 25, 2006 between the Registrant and Nélida Plaza	8-K	000-50956	99.5	1/31/2006
10.12	Amendment to Employment Agreement, dated March 11, 2009, by and between the Company and Nelida Plaza.	8-K	000-50956	10.4	3/17/2009
10.13	Employment Agreement, dated as of December 31, 2009, by and between Pharma-Bio Serv PR, Inc. and Nelida Plaza.	8-K	000-50956	10.3	1/07/2010
10.14	Employment Agreement dated November 5, 2007 between the Registrant and Pedro Lasanta	10-K	000-50956	10.8	1/29/2009
10.15	Amendment to Employment Agreement dated December 17, 2008 between the Registrant and Pedro Lasanta	8-K	000-50956	99.1	12/23/2008
10.16	Amendment to Employment Agreement, dated March 11, 2009, by and between the Company and Pedro Lasanta.	8-K	000-50956	10.3	3/17/2009
10.17	Employment Agreement Amendment, effective as of January 1, 2010, by and between the Company and Pedro Lasanta.	8-K	000-50956	10.2	1/07/2010
10.18	2005 Long-term incentive plan, as amended	DEF 14A	000-50956	Appendix C	3/26/2007
10.19	Lease dated March 16, 2004 between Plaza Professional Center, Inc. and the Registrant	SB-2	333-132847	10.9	3/30/2006
10.20	Lease dated November 1, 2004 between Plaza Professional Center, Inc. and the Registrant	SB-2	333-132847	10.10	3/30/2006
10.21	Vendor Agreement dated May 4, 2006 between the Registrant and Schering-Plough Products, L.L.C.	SB-2/A	333-132847	10.12	11/8/2006
10.22	Agreement dated January 17, 2006 between Lilly del Caribe, Inc. and Plaza Consulting Group, Inc.	SB-2/A	333-132847	10.13	11/8/2006
10.23	Agreement effective as of November 1, 2005 between SB Pharmco Puerto Rico Inc. d/b/a GlaxoSmithKline	SB-2/A	333-132847	10.14	10/27/2006
14.1	Code of business conduct and ethics for senior management	10-KSB	000-50956	14.1	2/2/2007
21.1*	List of Subsidiaries				
31.1*	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1**	Certification of chief executive officer and chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				

* Filed herewith
** Furnished herewith

Exhibits 10.4 through 10.18 are management contracts or compensatory plans, contracts or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMA-BIO SERV, INC.

Dated : January 31, 2011

By: /s/ ELIZABETH PLAZA
Name: Elizabeth Plaza
Title: President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Elizabeth Plaza Elizabeth Plaza	President, Chief Executive Officer and Director (Principal Executive Officer)	January 31, 2011
/s/ Pedro J. Lasanta Pedro J. Lasanta	Chief Financial Officer (Principal Financial and Accounting Officer)	January 31, 2011
/s/ Kirk Michel Kirk Michel	Director	January 31, 2011
/s/ Howard Spindel Howard Spindel	Director	January 31, 2011
/s/ Dov Perlysky Dov Perlysky	Director	January 31, 2011
/s/ Irving Wiesen Irving Wiesen	Director	January 31, 2011

PHARMA-BIO SERV, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Pharma-Bio Serv, Inc.
Dorado, Puerto Rico

We have audited the accompanying consolidated balance sheets of **Pharma-Bio Serv, Inc.** as of October 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. **Pharma-Bio Serv, Inc.'s** management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of **Pharma-Bio Serv, Inc** as of October 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

S/HORWATH VÉLEZ & CO, PSC
San Juan, Puerto Rico

January 31, 2011
Puerto Rico Society of Certified Public Accountants
Stamp number 2570508 was
affixed to the original of this report

PHARMA-BIO SERV, INC.
Consolidated Balance Sheets
October 31, 2010 and 2009

	October 31, 2010	October 31, 2009
ASSETS:		
Current assets		
Cash and cash equivalents	$ 2,317,168	$ 2,051,874
Marketable securities	95,000	-
Accounts receivable	2,520,407	2,034,963
Other	270,827	298,830
Total current assets	5,203,402	4,385,667
Property and equipment	1,321,258	1,567,145
Other assets	33,364	69,469
Total assets	$ 6,558,024	$ 6,022,281
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current liabilities		
Current portion-obligations under capital leases	$ 18,227	$ 43,737
Accounts payable and accrued expenses	1,205,576	1,112,739
Income taxes payable	210,911	140,443
Total current liabilities	1,434,714	1,296,919
Obligations under capital leases	53,839	62,385
Total liabilities	1,488,553	1,359,304
Stockholders' equity:		
Preferred Stock, $0.0001 par value; authorized 10,000,000 shares; none outstanding	-	-
Common Stock, $0.0001 par value; authorized 50,000,000 shares; issued and outstanding 20,751,215 shares in 2010 and 2009	2,075	2,075
Additional paid-in capital	645,886	602,508
Retained earnings	4,440,728	4,068,817
Accumulated other comprehensive loss	(19,218)	(10,423)
Total stockholders' equity	5,069,471	4,662,977
Total liabilities and stockholders' equity	$ 6,558,024	$ 6,022,281

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Consolidated Statements of Income
For the Years Ended October 31, 2010 and 2009

	Years ended October 31,	
	2010	**2009**
REVENUES	$ 11,346,453	$ 11,479,083
COST OF SERVICES	7,953,647	7,640,333
GROSS PROFIT	3,392,806	3,838,750
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,782,916	2,923,295
INCOME FROM OPERATIONS	609,890	915,455
OTHER INCOME (EXPENSE):		
Interest expense	(5,605)	(52,394)
Interest income	14,982	26,961
Gain on disposition of property and equipment	1,920	6,081
	11,297	(19,352)
INCOME BEFORE INCOME TAXES	621,187	896,103
INCOME TAXES	249,276	361,346
NET INCOME	$ 371,911	$ 534,757
BASIC EARNINGS PER COMMON SHARE	$ 0.018	$ 0.026
DILUTED EARNINGS PER COMMON SHARE	$ 0.017	$ 0.024
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC	20,751,215	20,751,215
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED	22,377,734	22,324,996

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended October 31, 2010 and 2009

	Common Stock		Preferred Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Total
BALANCE AT OCTOBER 31, 2008	20,751,215	$ 2,075	-	$ -	$ 540,337	$3,534,060	$ (24,692)	$4,051,780
STOCK-BASED COMPENSATION	-	-	-	-	62,171	-	-	62,171
COMPREHENSIVE INCOME:								
NET INCOME	-	-	-	-	-	534,757	-	534,757
OTHER COMPREHENSIVE INCOME:								
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	-	-	-	-	-	-	14,269	14,269
OTHER COMPREHENSIVE INCOME								14,269
COMPREHENSIVE INCOME								549,026
BALANCE AT OCTOBER 31, 2009	20,751,215	2,075	-	-	602,508	4,068,817	(10,423)	4,662,977
STOCK-BASED COMPENSATION	-	-	-	-	43,378	-	-	43,378
COMPREHENSIVE INCOME:								
NET INCOME	-	-	-	-	-	371,911	-	371,911
OTHER COMPREHENSIVE LOSS:								
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	-	-	-	-	-	-	(8,795)	(8,795)
OTHER COMPREHENSIVE LOSS								(8,795)
COMPREHENSIVE INCOME								363,116
BALANCE AT OCTOBER 31, 2010	20,751,215	$ 2,075	-	$ -	$ 645,886	$4,440,728	$ (19,218)	$5,069,471

See notes to consolidated financial statements.

PHARMA-BIO SERV, INC.
Consolidated Statements of Cash Flows
For the Years Ended October 31, 2010 and 2009

	Years ended October 31,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 371,911	$ 534,757
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on disposition of property and equipment	(1,920)	(6,081)
Stock-based compensation	43,378	62,171
Depreciation and amortization	321,713	307,332
Imputed interest expense	-	43,108
(Increase) decrease in accounts receivable	(407,868)	1,301,996
Decrease (increase) in other assets	41,809	(44,494)
Increase (decrease) in liabilities	97,326	(26,258)
NET CASH PROVIDED BY OPERATING ACTIVITIES	466,349	2,172,531
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of marketable securities	(95,000)	-
Acquisition of property and equipment	(45,429)	(290,137)
Payments for business assets acquisition	-	(150,394)
Proceeds from sale of property and equipment	-	12,400
NET CASH USED IN INVESTING ACTIVITIES	(140,429)	(428,131)
CASH FLOW FROM FINANCING ACTIVITIES:		
Payments on obligations under capital lease	(42,714)	(34,573)
Payments to affiliate	-	(2,750,000)
NET CASH USED IN FINANCING ACTIVITIES	(42,714)	(2,784,573)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(17,912)	4,057
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	265,294	(1,036,116)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,051,874	3,087,990
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 2,317,168	$ 2,051,874
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Income taxes	$ 157,668	$ 289,904
Interest	$ 5,605	$ 510,799
SUPPLEMENTARY SCHEDULES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Property and equipment with accumulated depreciation of $12,355 and $98,334 disposed during the years ended October 31, 2010 and 2009, respectively.	$ 33,695	$ 138,180
Income tax withheld by clients to be used as a credit in the Company's income tax returns	$ 71,489	$ 18,924
Obligations under capital lease incurred for the acquisition of a vehicle	$ 31,918	$ 58,970

See notes to consolidated financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Pharma-Bio Serv, Inc. ("Pharma-Bio") is a Delaware corporation organized on January 14, 2004. Pharma-Bio is the parent company of Pharma-Bio Serv PR, Inc. ("Pharma-PR"), Pharma Serv, Inc. ("Pharma-Serv") both Puerto Rico corporations, Pharma-Bio Serv US, Inc. ("Pharma-US"), a Delaware corporation, and Pharma-Bio Serv Validation & Compliance Limited ("Pharma-IR"), a majority owned Irish corporation. Pharma-Bio, Pharma-PR, Pharma-Serv, Pharma-US and Pharma-IR are collectively referred to as the "Company." The Company operates in Puerto Rico, the United States and in Ireland under the name of Pharma-Bio Serv and is engaged in providing technical compliance consulting service, and microbiological and chemical laboratory testing services primarily to the pharmaceutical, chemical, medical device and biotechnology industries.

Pharma-US is a wholly owned subsidiary. As of October 31, 2010, it was in development stage and has not incurred significant revenues or expenses.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

Fair Value of Financial Instruments

Accounting standards have established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting standards have established three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets and liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Marketable securities consist of an obligation from the Puerto Rico Government Development Bank valued using quoted market prices in active markets with no valuation adjustment. Accordingly, this security is categorized in Level 1.

The carrying value of the Company's financial instruments (excluding marketable securities and obligations under capital leases): cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are considered reasonable estimates of fair value due to their liquidity or short-term nature. Management believes, based on current rates, that the fair value of its obligations under capital leases approximates the carrying amount.

Revenue Recognition

Revenue is primarily derived from: (1) time and materials contracts (representing approximately 85% of total revenues), which is recognized by applying the proportional performance model, whereby revenue is recognized as performance occurs, (2) short-term fixed-fee contracts or "not to exceed" contracts (representing approximately 8% of total revenues), which revenue is recognized similarly, except that certain milestones also have to be reached before revenue is recognized, and (3) laboratory testing revenue (representing approximately 7% of total revenues) is mainly recognized as the testing is completed and certified (normally within days of sample receipt from customer). If the Company determines that a contract will result in a loss, the Company recognizes the estimated loss in the period in which such determination is made.

Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include investments in a money market obligations trust that is registered under the U.S. Investment Company Act of 1940 and liquid investments with original maturities of three months or less.

Marketable Securities

We consider our marketable security investment portfolio and marketable equity investments available-for-sale and, accordingly, these investments are recorded at fair value with unrealized gains and losses generally recorded in other comprehensive income; whereas realized gains and losses are included in earnings and determined based on the specific identification method.

Accounts Receivable

Accounts receivable are recorded at their estimated realizable value. Accounts are deemed past due when payment has not been received within the stated time period. The Company's policy is to review individual past due amounts periodically and write off amounts for which all collection efforts are deemed to have been exhausted. Due to the nature of the Company's customers, bad debts are mainly accounted for using the direct write-off method whereby an expense is recognized only when a specific account is determined to be uncollectible. The effect of using this method approximates that of the allowance method.

Income Taxes

The Company follows an asset and liability approach method of accounting for income taxes. This method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Property and equipment

Owned property and equipment, and leasehold improvements are stated at cost. Equipment and vehicles under capital leases are stated at the lower of fair market value or net present value of the minimum lease payments at the inception of the leases.

Depreciation and amortization of owned assets are provided for, when placed in service, in amount sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using straight-line basis. Assets under capital leases and leasehold improvements are amortized, over the shorter of the estimated useful lives of the assets or initial lease term. Major renewals and betterments that extend the life of the assets are capitalized, while expenditures for repairs and maintenance are expensed when incurred.

The Company evaluates for impairment its long-lived assets to be held and used, and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on management estimates, no impairment of the operating properties was present.

Intangible assets

Definite-lived intangible assets, such as customer lists and covenants not to compete, are amortized on a straight-line basis over their estimated useful lives. The Company continually evaluates the reasonableness of the useful lives of these assets.

Stock-based Compensation

Stock-based compensation expense is recognized in the consolidated financial statements based on the fair value of the awards granted. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited. The Company calculates the fair value of stock options using the Black-Scholes option-pricing model at grant date. Excess tax benefits related to stock-based compensation are reflected as cash flows from financing activities rather than cash flows from operating activities. The Company has not recognized such cash flow from financing activities since there has been no tax benefit related to the stock-based compensation.

Income Per Share of Common Stock

Basic income per share of common stock is calculated dividing net income by the weighted average number of shares of common stock outstanding. Diluted income per share includes the dilution of common stock equivalents.

The diluted weighted average shares of common stock outstanding were calculated using the treasury stock method for the respective periods.

Foreign Operations

The functional currency of the Company's foreign subsidiary is its local currency. The assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effect for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income.

The Company's intercompany accounts are typically denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that the Company considers to be of a long-term investment nature are recorded as a cumulative translation adjustment in stockholders' equity and as a component of comprehensive income, while gains and losses resulting from the remeasurement of intercompany receivables from those international subsidiaries for which the Company anticipates settlement in the foreseeable future are recorded in the consolidated statements of operations. The net gains and losses recorded in the condensed consolidated statements of income were not significant for the periods presented.

Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued. The Company has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the October 31, 2009 consolidated financial statements to conform them to the October 31, 2010 consolidated financial statements presentation. Such reclassifications do not have effect on net income as previously reported.

NOTE B - RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

1. In June 2009, the Financial Accounting Standards Board ("FASB") approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative non-governmental generally accepted accounting principles (GAAP). All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission ("SEC"), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009, and impacts the Company's consolidated financial statements, as all future references to authoritative accounting literature will be referenced in accordance with the Codification. As a result of the Company's implementation of the Codification during the quarter ended October 31, 2009, previous references to new accounting standards and literature are no longer applicable.

2. The FASB issued guidance related to the accounting for business combinations and related disclosures which is effective for fiscal years beginning on or after December 15, 2008. This new guidance addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. The guidance also establishes expanded disclosure requirements for business combinations. Accordingly, the Company will apply this new guidance prospectively to all business combinations subsequent to November 1, 2009. The nature and magnitude of the specific effects of this standard will depend upon the nature, terms and size of the acquisitions the Company completes after the effective date, if any. This guidance did not have effect on the Company's financial statements.

3. The FASB issued guidance related to the accounting for noncontrolling interests in consolidated financial statements which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance requires that noncontrolling interests in subsidiaries be reported in the equity section of the controlling company's balance sheet. It also changes the manner in which the net income of the subsidiary is reported and disclosed in the controlling company's income statement. Accordingly, the Company adopted this new standard effective November 1, 2009. The adoption of this guidance did not have a significant effect on the Company's financial statements.

4. Other recently issued FASB guidance and SEC Staff Accounting Bulletins have either been implemented or are not applicable to the Company.

NOTE C – MARKETABLE SECURITIES AVAILABLE FOR SALE

At October 31, 2010, the marketable securities of $95,000 consisted of a 5.4% Puerto Rico Commonwealth Government Development Bank Bond, purchased at par and maturing in August 2019. The bond balance approximates its fair market value, therefore no realized or unrealized gains or losses have been recorded.

The primary objectives of the Company's investment portfolio are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return consistent with these two objectives. Our investment policy limits investments to certain types of debt and money market instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

We review our available-for-sale securities for other-than-temporary declines in fair value below their cost basis on a quarterly basis and whenever events or changes in circumstances indicate that the cost basis of an asset may not be recoverable. This evaluation is based on a number of factors including, the length of time and extent to which the fair value has been less than our cost basis and adverse conditions specifically related to the security including any changes to the rating of the security by a rating agency. As of October 31, 2010 we believe that the cost base for our available-for-sale securities is recoverable in all material respects.

NOTE D - PROPERTY AND EQUIPMENT

The balance of property and equipment at October 31, 2010 and 2009 consisted of the following:

	Useful life (years)	October 31, 2010	October 31, 2009
Vehicles under capital leases	5	$ 174,142	$ 175,919
Leasehold improvements	5-8	588,358	566,851
Computers	3	386,148	302,560
Equipment	3-7	987,172	754,675
Furniture and fixtures	10	120,216	119,349
Projects in progress	-	15,329	308,541
Total		2,271,365	2,227,895
Less: Accumulated depreciation and amortization		(950,107)	(660,750)
Property and equipment, net		$ 1,321,258	$ 1,567,145

NOTE E - OTHER ASSETS

At October 31, 2010 and 2009 non-current other assets included the following:

	October 31, 2010	October 31, 2009
Intangible assets:		
Covenant not to compete (Pharma-PR acquisition), net of accumulated amortization of $98,334 and $78,333 in October 31, 2010 and 2009, respectively	$ 1,666	$ 21,667
Covenant not to compete (Integratek acquisition), net of accumulated amortization of $31,944 and $15,278 in October 31, 2010 and 2009, respectively	18,056	34,722
Total intangible assets net of amortization	19,722	56,389
Other assets	13,642	13,080
Total non-current other assets	$ 33,364	$ 69,469

Covenant not to compete (Pharma-PR acquisition) represents the portion of the payment made in connection with the purchase of the Pharma-PR stock that was allocated to a non-competition covenant. Under this agreement, the then sole stockholder of Pharma-PR agreed not to compete with the Company for a period of five years. The covenant not to compete of $100,000 is amortized on the straight-line method over the five-year term of the non-competition covenant.

Covenant not to compete (Integratek acquisition) represents the portion of the payment allocated to a non-competition covenant pursuant to the purchase of operations and assets of Integratek, an information technology consulting firm based in Puerto Rico. Under the agreement, the stockholders of Integratek agreed not to compete with the Company for a period of three years. The covenant not to compete of $50,000 is amortized on the straight-line method over the three-year term of the non-competition covenant.

Intangible assets amortization expense for the years ended on October 31, 2010 and 2009 amounted to $36,667 and $88,611, respectively. The amortization expense for the year ended on October 31, 2009 includes $45,000 for the full amortization of an Integratek acquired customer list which useful life was revaluated.

NOTE F - INCOME TAXES

On July 2008, Pharma-Bio and Pharma-PR obtained a Grant of Industrial Tax Exemption ("the Grant") from the Puerto Rico Industrial Development Company pursuant to the terms and conditions set forth in Act No. 135 of December 2, 1997, as amended. The Grant provides relief on various Puerto Rico taxes, including income tax, mostly for the Company's new microbiological testing facility and service activities outside of Puerto Rico. The Grant is effective as of September 1, 2007 and covers a ten year period. Activities covered by the Grant are subject to a reduced income tax rate of 7%.

For fiscal years 2010 and 2009 Pharma-PR operations not covered in the exempt activities of the Grant are subject to Puerto Rico income tax at a maximum tax rate of 39% as provided by the 1994 Puerto Rico Internal Revenue Code, as amended.

The operations carried out in the United States by the Company's subsidiary are taxed in the United States. With certain limitations, the Company receives a credit on its Puerto Rico tax for the federal income tax paid. Also, upon distribution of earnings by the Puerto Rican subsidiary to its parent those dividends are taxed at the federal level, however, the parent is able to receive a credit for the taxes paid by the subsidiary on its operations in Puerto Rico, to the extent of the federal taxes that result from those earnings (determined at rates which are normally lower than in Puerto Rico). As a result, the income tax expense of the Company, under its present corporate structure, would normally be the Puerto Rico taxes on operations in Puerto Rico, plus 10% withholding in Puerto Rico from dividends paid to the Puerto Rican subsidiary's parent, plus federal taxes on operations in the United States.

Deferred income tax assets and liabilities are computed for differences between the consolidated financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2010 and 2009, the Company has not recognized deferred income taxes on $4,701,248 and $4,357,614 of undistributed earnings of its Puerto Rican subsidiary, respectively, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the Company would be subject to a $470,125 and $435,761 tollgate tax, respectively.

The reasons for the difference between the provision for income tax applicable to income before provision for income taxes and the amount computed by applying the applicable statutory tax rate in Puerto Rico were as follows:

	Year ended October 31,	
	2010	2009
Theoretical income tax expense by application of statutory rates to the book pre-tax income	$ 236,162	$ 361,302
Benefit of tax grant	-	(1,464)
Permanent differences, net	13,114	1,508
	$ 249,276	$ 361,346

At October 31, 2010, Pharma-Bio and Pharma-IR have unused operating losses of approximately $168,000 and $270,000 after considering various timing differences for income tax purposes, which result in a potential deferred tax asset of approximately $57,000 and $34,000, respectively. However, an allowance has been provided covering the total amount of such balance since it is uncertain whether the net operating losses can be used to offset future taxable income before their expiration dates. Realization of future tax benefits related to a deferred tax asset is dependent on many factors, including the company's ability to generate taxable income. Accordingly, the income tax benefit will be recognized when realization is determined to be more probable than not. These net operating losses are available to offset future taxable income which expires for Pharma-Bio in 2027, while for Pharma-IR are available indefinitely.

The Company files income tax returns in the U.S. in federal and various states jurisdictions, Puerto Rico and Ireland. The 2005 through 2010 tax years are open and may be subject to potential examination in one or more jurisdictions. The Company is not currently under federal, state, Puerto Rico or foreign income tax examination.

Effective November 1, 2007, the Company adopted guidance from the FASB related to *Accounting for Uncertainty in Income Taxes* which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions. As a result of the implementation, the Company recognized no increase in the liability for unrecognized tax benefits. Therefore upon implementation, the Company recognized no material adjustment to the November 1, 2007 balance of retained earnings. By the end of fiscal year 2010, the Company had no significant uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations.

NOTE G - DUE TO AFFILIATE

Pursuant to a plan and agreement of merger dated January 25, 2006, the Company agreed to pay its then sole stockholder of Pharma-PR three installments of $2,750,000 on January 25, 2007, 2008 and 2009, including imputed interest of 6.72%. This last installment was paid in full during fiscal year 2009.

NOTE H – COMMITMENTS AND CONTINGENCIES

Capitalized lease obligations - The Company leases vehicles under non-cancelable capital lease agreements with a cost of $174,142 and $175,919 (accumulated amortization of $108,762 and $98,715) as of October 31, 2010 and 2009, respectively. Amortization expense for these assets amounted to $22,401 and $36,562 in the years ended October 31, 2010 and 2009, respectively. The following is a schedule, by year, of future minimum lease payments under the capitalized leases together with the present value of the net minimum lease payments at October 31, 2010:

Twelve months ending October 31,	Amount
2011	$ 22,992
2012	22,992
2013	22,992
2014	12,745
2015	636
Total future minimum lease payments	82,357
Less: Amount of imputed interest	(10,291)
Present value of future minimum lease payments	72,066
Current portion of obligation under capital leases	(18,227)
Long-term portion	$ 53,839

Operating facilities - The Company conducts its administrative operations in office facilities which are leased under three different rental agreements.

In February 2007, the Company entered into a lease agreement with an affiliate of the chief executive officer for the headquarters and laboratory testing facilities in Dorado, Puerto Rico. The lease agreement is for a term of five years with monthly rental payments of $18,750, $19,687, $20,672, $21,705 and $22,791 for each of the years under the lease. The lease agreement ends in January 2012 and provides a five year-renewal option. The agreement also requires the payment of utilities, property taxes, insurance and a portion of expenses incurred by the affiliate in connection with the maintenance of common areas.

The Company pays monthly rent of $2,100 for its three-year term leased US office facilities in Plymouth, Pennsylvania which expires in February 2013.

The Company maintains office facilities in Cork, Ireland. The facilities are under a month-to-month lease with monthly payments of approximately $750.

The Company leases certain apartments as dwellings for employees. The leases are under short-term lease agreements and usually are cancelable upon 30-day notification.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of October 31, 2010 are as follows:

	Amount
2011	$ 295,433
2012	93,572
2013	8,400
Total minimum lease payments	$ 397,405

Rent expense during the years ended October 31, 2010 and 2009 was $316,673 and $386,480, respectively.

Contingencies - In the ordinary course of business, the Company may be a party to legal proceedings incidental to the business. These proceedings are not expected to have a material adverse effect on the Company's business or financial condition.

NOTE I - STOCK OPTIONS AND STOCK BASED COMPENSATION

In October 2005, the Company's board of directors adopted, and on April 25, 2006, the Company's stockholders approved, the 2005 Long-Term Incentive Plan, covering 2,500,000 shares of common stock. The 2005 plan provides for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, consultants and directors. The 2005 plan is to be administered by a committee of independent directors. In the absence of a committee, the plan is administered by the board of directors. Options intended to be incentive stock options must be granted at an exercise price per share which is not less than the fair market value of the common stock on the date of grant and may have a term which is not longer than ten years. If the option holder holds at least 10% of the Company's common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the option cannot exceed five years.

The Company recognizes stock-based compensation based on the fair value of the awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of awards that will be forfeited.

The 2005 Plan stock options activity and status for the years ended October 31, 2010 and 2009 was as follows:

	Year ended October 31,			
	2010		2009	
	Number of Shares	Weighted-Average Option Exercise Price	Number of Shares	Weighted-Average Option Exercise Price
Outstanding at beginning of year	1,342,913	$ 0.6833	1,356,772	$ 0.7213
Granted	40,000	$ 0.3400	220,000	$ 0.4545
Exercised	-		-	
Forfeited	(115,031)	$ 0.4437	(233,859)	$ 0.6886
Total outstanding at end of year	1,267,882	$ 0.6942	1,342,913	$ 0.6833
Outstanding exercisable stock options at end of year	1,154,547	$ 0.7065	759,016	$ 0.7197

	October 31, 2010	October 31, 2009
Weighted average remaining years in contractual life for:		
Total outstanding options	1.0 years	2.1 years
Outstanding exercisable options	0.8 years	1.7 years
Shares of common stock available for issuance pursuant to future stock option grants	1,232,118	1,157,087

The following table presents the stock-based compensation included in the Company's consolidated statement of income and the effect in earnings per share:

	Year ended October 31,	
	2010	2009
Stock-based compensation expense:		
Cost of services	$ 1,846	$ 22,386
Selling, general and administrative	41,532	39,785
Stock-based compensation before tax	43,378	62,171
Income tax benefit	-	-
Net stock-based compensation expense	$ 43,378	$ 62,171
Effect on earnings per share:		
Basic earnings per share	$ (0.002)	$ (0.003)
Diluted earnings per share	$ (0.002)	$ (0.003)

As of October 31, 2010, estimated stock based compensation expense to be recognized in future periods for granted nonvested stock options amounted to approximately $12,000. These nonvested stock options compensation expense will be recognized in a weighted average period of approximately 0.3 years.

The fair value of stock-based awards to employees is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of the option has been estimated using the "simplified" method as provided in Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107. Under this method, the expected term equals the arithmetic average of the vesting term and the contractual term of the option. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on the historical volatility of the Company's stock price. These factors could change in the future, which would affect fair values of stock options granted in such future periods, and could cause volatility in the total amount of the stock-based compensation expense reported in future periods.

The following weighted average assumptions were used to estimate the fair value of stock options granted for the years ended October 31, 2010 and 2009:

	Year ended October 31,	
	2010	2009
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	135.2%	111.6%
Risk free interest rate	1.5%	1.3%
Expected life of options	3.2 years	3.4 years
Weighted average fair value of options granted	$ 0.2552	$ 0.3205

As of October 31, 2010 the outstanding stock options have no aggregate intrinsic value since the closing stock price on such date was below the exercise price of the stock options. The aggregate intrinsic value represents the difference between the Company's stock price at year end and the exercise price, multiplied by the number of in-the money options had all option holders exercised their options. This amount changes based on the fair market value of the Company's stock. For the years ended October 31, 2010 and 2009 no stock options were exercised.

Pursuant to the acquisition of Pharma-PR, Pharma-Bio agreed that it would issue 100 shares of common stock to each of Pharma-PR's eligible employees. Such shares will not be issued until Pharma-Bio is eligible to use a Form S-8 registration statement in connection with the issuance of such shares. Approximately 16,500 shares of common stock may be issued pursuant to this program.

NOTE J – WARRANTS

At October 31, 2010 and 2009 the Company had outstanding warrants to purchase shares of the Company's common stock as follows:

	Exercise Price		Expire Date	October 31, 2010	2009
Investor Warrants A	$	1.1000	January 25, 2011	3,999,700	3,999,700
Investor Warrants B	$	1.6500	January 25, 2011	3,999,700	3,999,700
Broker Warrants	$	0.7344	January 25, 2010	-	973,225
Other Warrants A	$	0.0600	January 16, 2014	249,600	249,600
Other Warrants B	$	0.0600	January 24, 2014	1,830,991	1,830,991
Warrants Total				10,079,991	11,053,216

NOTE K – EARNINGS PER SHARE

The following data show the amounts used in the calculations of basic and diluted earnings per share.

	Years ended October 31, 2010	2009
Net income available to common equity holders - used to compute basic and diluted earnings per share	$ 371,911	$ 534,757
Weighted average number of common shares - used to compute basic earnings per share	20,751,215	20,751,215
Effect of warrants to purchase common stock	1,626,519	1,573,781
Effect of options to purchase common stock	-	-
Weighted average number of shares - used to compute diluted earnings per share	22,377,734	22,324,996

Warrants for the purchase of 7,999,400 and 8,972,625 shares of common stock for the years ended in October 31, 2010 and 2009, respectively, were not included in computing diluted earnings per share because their effects were antidilutive. In addition, options for the purchase of 1,267,882 and 1,342,913 shares of common stock for the years ended in October 31, 2010 and 2009, respectively, were not included in computing diluted earnings per share because their effects were also antidilutive.

NOTE L - CONCENTRATION OF RISKS

Cash and cash equivalents

The Company maintains cash deposits in a FDIC insured bank and in a money market obligations trust, registered under the US Investment Company Act of 1940, as amended. The bank deposit balances frequently exceeded federally insured limits during the year. No losses have been experienced or are expected on these accounts.

Accounts receivable and revenues

Management deems all its accounts receivable to be fully collectible, and, as such, does not maintain any allowances for uncollectible receivables.

The Company's revenues, and the related receivables, are concentrated in the pharmaceutical industry in Puerto Rico, the United States of America and Ireland. Although few customers represent a significant source of revenue, the Company's functions are not a continuous process, accordingly, the client base for which the services are typically rendered, on a project-by-project basis, changes regularly.

The Company provided a substantial portion of its services to three customers, who accounted for 10% or more of its revenues in either of the years ended October 31, 2010 or 2009. During the year ended October 31, 2010 revenues from these customers were 21%, 15% and 9%, or a total of 45%, as compared to the same period last year for 10%, 21% and 17%, or a total of 48%, respectively. At October 31, 2010 and 2009 amounts due from these customers represented 34% and 39% of total accounts receivable balance, respectively.

NOTE M - RETIREMENT PLAN

Pharma-PR has a qualified profit sharing plan in accordance with the provision of Section 1165(a)(3)(A) of the Puerto Rico Code, for employees who meet certain age and service period requirements. The Company makes contributions to this plan as required by the provisions of the plan document. Following plan provisions, the Company temporarily suspended contributions to the plan during fiscal year 2009. Contributions for the year ended October 31, 2009 were $53,668.

NOTE N - SEGMENT DISCLOSURES

The Company's segments are based on the organizational structure for which financial results are regularly evaluated by the Company's chief operating decision maker to determine resource allocation and assess performance. Each reportable segment is managed by its own management team and reports to executive management. The Company has three reportable segments: (i) Puerto Rico and United States technical compliance consulting, (ii) Ireland technical compliance consulting, and (iii) a Puerto Rico microbiological and chemical laboratory testing division ("Lab"). These reportable segments provide services primarily to the pharmaceutical, chemical, medical device and biotechnology industries in their respective markets.

The following table presents information about the reported revenue from services and earnings from operations of the Company for the year ended in October 31, 2010 and 2009. There is no intersegment revenue for the mentioned periods. Corporate expenses that support the operating units have been allocated to the segments. Asset information by reportable segment is not presented, since the Company does not produce such information internally, nor does it use such data to manage its business.

	Year ended October 31,	
	2010	**2009**
REVENUES:		
Puerto Rico and United States consulting	$ 7,892,622	$ 9,182,572
Ireland consulting	2,391,080	1,147,642
Lab (microbiological and chemical testing)	740,499	812,371
Other segments[1]	322,252	336,498
Total consolidated revenues	$ 11,346,453	$ 11,479,083
INCOME (LOSS) BEFORE TAXES:		
Puerto Rico and United States consulting	$ 854,002	$ 1,031,324
Ireland consulting	22,094	(39,332)
Lab (microbiological and chemical testing)	(272,063)	(7,923)
Other segments[1]	17,154	(87,966)
Total consolidated income before taxes	$ 621,187	$ 896,103

1 Other segments represent activities that fall below the reportable threshold and are carried out in Puerto and United States. These activities include a technical seminars/training division, an information technology services and consulting division, and corporate headquarters, as applicable.

Long lived assets (property and equipment and intangible assets) and related depreciation and amortization expense for the year ended October 31, 2010 and 2009, were concentrated in the domestic markets (Puerto Rico and United States). The aggregate amount of long lived assets for the international operations (Ireland) is considered insignificant.

Exhibit 31.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Elizabeth Plaza, certify that:

1. I have reviewed this annual report on Form 10-K of Pharma-Bio Serv Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 31, 2011

/s/ Elizabeth Plaza
Elizabeth Plaza
Chief Executive Officer
(principal executive officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Pedro J. Lasanta certify that:

1. I have reviewed this annual report on Form 10-K of Pharma-Bio Serv Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 31, 2011

/s/ Pedro J. Lasanta
Pedro J. Lasanta
Chief Financial Officer
(principal financial and accounting officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Pharma-Bio Serv, Inc. (the "Company") on Form 10-K for the fiscal year ended October 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "report"), the undersigned, Elizabeth Plaza, the Chief Executive Officer of the Company, and Pedro J Lasanta, Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1. The report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: January 31, 2011

/s/ Elizabeth Plaza
Elizabeth Plaza
Chief Executive Officer
(principal executive officer)

/s/ Pedro J. Lasanta
Pedro J. Lasanta
Chief Financial Officer
(principal financial and accounting officer)

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference to any filing of Pharma-Bio Serv, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before of after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

PHARMA-BIO SERV, INC.

BOARD OF DIRECTORS
AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

Elizabeth Plaza
President, Chief Executive Officer and
Chairman of the Board

Nélida Plaza
President of Puerto Rico Operations and Secretary

Pedro J. Lasanta
Chief Financial Officer and Vice President - Finance and Administration